Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

SECOND QUARTER 2018 RESULTS

•                  Adjusted EBITDA outlook confirmed at $1,700 - $1,780 million, despite approximately $26 million of negative currency translation on improved underlying business performance

•                  Net income of $161 million includes $173 million of net foreign exchange gain; Adjusted net income was $57 million

•                  Adjusted EBITDA of $442 million reflects robust global lottery performance and disciplined operational management

•                  Cash dividend declared of $0.20 per ordinary share

•                  Investor Day to be held August 2, 2018 in New York City

LONDON, U.K. — July 31, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2018. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the second quarter results; access details are provided below.

“The strong second quarter results reflect continued global Lottery expansion that is accentuated by disciplined expense management,” said Marco Sala, CEO of IGT. “The North America Lottery and Italy segments each exceeded our expectations in the period. The North America Gaming installed base grew sequentially, and we have a compelling roster of new, for-sale video reel games coming to market in the second half. The strong start to the year gives us confidence we can achieve our 2018 strategic and financial goals.”

“With better-than-expected Adjusted EBITDA growth of 10% in the first half, we are raising our full-year outlook for the underlying business,” said Alberto Fornaro, CFO of IGT. “As a result, we are able to absorb the negative impact of foreign currency translation and maintain the Adjusted EBITDA range of $1,700-$1,780 million for 2018.”

Overview of Consolidated Second Quarter Results

				Constant
	Quarter Ended June 30,		Y/Y Change	Currency Change
(In $ millions, unless otherwise noted)	2018(1)	2017	(%)	(%)
Revenue	1,202	1,220	-1%	-3%
Operating income	209	192	9%	5%
Net income/(loss) per diluted share	$0.79	$(1.43)	N/M
Net debt	7,530	6,999	8%
Adjusted EBITDA	442	424	4%	1%
Adjusted operating income	264	264	0%	-3%
Adjusted net income per diluted share	$0.28	$0.15	87%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

(1) On January 1, 2018, IGT adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). This negatively impacted Revenue in the second quarter by $33 million and EBITDA and Adjusted EBITDA by $19 million. Comparative schedules summarizing the impact on the second quarter and six months ended June 30, 2018 Condensed Consolidated Statements of Operations are included later in this release.

Consolidated revenue was $1,202 million, down 1% from the prior-year quarter

•                  Flat at constant currency and scope (adjusted for the sale of Double Down Interactive LLC (“DoubleDown”))

•                  Negatively impacted by $33 million due to ASC 606

•                  Reflects strong lottery performance in North America and Italy

Adjusted EBITDA rose 4% to $442 million; Adjusted operating income flat to the prior year at $264 million

•                  Adjusted operating income up 2% at constant currency and scope

•                  Strong lottery performance more than compensates for ASC 606 impact

•                  Improvements in operating expenses

Interest expense was $106 million compared to $116 million in the prior-year period

Provision for income taxes was $52 million compared to $84 million in the prior-year period

•                  Prior year impacted by gain on the sale of DoubleDown and accrual for Mexico tax litigation

Net income attributable to IGT was $161 million in the quarter; Adjusted net income attributable to IGT was $57 million

Net income per diluted share of $0.79; Adjusted net income per diluted share of $0.28

Cash from operations was $120 million in the first half of the year and capital expenditures were $259 million

•                  $366 million (gross) upfront payment for the Scratch & Win license in Italy paid during the quarter

Cash and cash equivalents were $568 million as of June 30, 2018, compared to $1,057 million as of December 31, 2017

Net debt was $7,530 million as of June 30, 2018, compared to $7,319 million as of December 31, 2017

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘18	Q2 ‘17	FX	Period Ended June 30	Q2 ‘18	Q2 ‘17	Change
Gaming
Total Revenue	254	310	-18%	Installed base (end of period)
Gaming Services	169	208	-19%	Casino	23,351	23,649	-1.3%
Terminal	108	122	-11%
Social (DDI)	0	43	NM	Machine units shipped
Other	61	43	41%	New/Expansion	1,803	1,408	28.1%
Product Sales	85	102	-17%	Replacement	2,747	3,885	-29.3%
Terminal	62	74	-16%	Total machines shipped	4,550	5,293	-14.0%
Other	23	28	-19%

Total
Revenue	254	310	-18%
Operating Income	66	76	-13%

Revenue of $254 million compared to $310 million in the prior-year quarter, which included DoubleDown

•                  Decline fully attributable to the sale of DoubleDown and ASC 606 classification of jackpot expense as a contra revenue item (previously included in cost of services)

•                  Gaming service revenue was $169 million compared to $208 million in the prior-year period

•                  Up 10% at constant scope and adjusted for jackpot expense, primarily due to the upfront recognition of revenue from a large, multi-year poker contract

•                  Installed base up 168 units sequentially

•                  Product sales of $85 million, down 17% from the prior year

•                  Shipped 4,550 gaming machine units in the quarter compared to 5,293 units in the prior-year period

•                  New and Expansion units up from 1,408 units to 1,803 units primarily due to Ocean Resort and Hard Rock Atlantic City openings, and MGM Springfield’s anticipated opening

•                  Replacement unit decline impacted by large unit sales in Oregon and Washington in the prior year

Operating income of $66 million compared to $76 million in the prior-year quarter

•                  Stable with prior-year period at constant scope

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘18	Q2 ‘17	FX	Period Ended June 30	Q2 ‘18	Q2 ‘17	Change
Gaming
Total Revenue	38	37	4%	Installed base (end of period)
Gaming Services	38	37	4%	VLT - Government Sponsored	15,176	15,267	-0.6%
Terminal	25	25	0%
Other	13	11	13%	Lottery same-store revenue growth
Product Sales	0	0	0%	Instants & draw games			5.3%
				Multistate Jackpots			-4.8%
Lottery				Total lottery same-store revenue growth			4.2%
Total Revenue	270	256	5%
Lottery Services	236	242	-2%
FM/Concessions	164	158	4%
LMA	39	55	-30%
Other Services	33	28	18%
Product Sales	34	15	131%
Terminal	20	1	NM
Systems/Other	14	14	5%

Total
Revenue	309	293	5%
Operating Income	80	79	1%

Revenue up 5% to $309 million

•                  Lottery service revenue down 2% to $236 million

•                  Same-store revenues up 4.2% on higher instant tickets and draw-based games

•                  $17 million negative impact from the timing of incentive recognition for LMA agreements under ASC 606 and lower pass-through revenue which has no associated profit

•                  Lottery product sales revenue more than doubled to $34 million on higher retailer point-of-sale terminal and hardware sales

Operating income of $80 million up modestly from the prior year

•                  Despite differential timing of incentives and higher depreciation and amortization

•                  Driven by same-store revenue growth, product sales mix, and operating expense discipline

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘18	Q2 ‘17	FX	Period Ended June 30	Q2 ‘18	Q2 ‘17	Change
Gaming
Total Revenue	101	117	-14%	Installed base (end of period)
Gaming Services	34	43	-19%	Casino	13,034	11,204	16.3%
Terminal	13	13	9%	VLT - Government Sponsored	3,306	925	257.4%
Other	21	30	-31%	Total installed base	16,340	12,129	34.7%
Product Sales	67	74	-10%
Terminal	52	58	-11%	Machine units shipped
Other	15	16	-8%	New/Expansion	732	441	66.0%
				Replacement	2,388	3,150	-24.2%
Lottery				Total machines shipped	3,120	3,591	-13.1%
Total Revenue	78	75	4%
Lottery Services	70	72	-3%	Lottery same-store revenue growth
FM/Concessions	54	51	6%	Instants & draw games			3.0%
Other Services	16	21	-25%	Multistate Jackpots			-20.4%
Product Sales	8	3	185%	Total lottery same-store revenue growth			1.4%
Systems/Other	8	3	185%

Other
Total Revenue	19	20	-2%
Service Revenue	19	18	3%
Product Sales	1	2	-54%

Total
Revenue	199	211	-6%
Operating Income	36	45	-21%

Revenue down 6% to $199 million

•                  Lottery service revenue of $70 million compared to $72 million in the prior year

•                  Same-store revenue growth of 1.4% driven by instant ticket and draw-based games, partially offset by significantly lower jackpot activity

•                  Lower non-wager revenue compared to the prior year

•                  Gaming service revenue of $34 million compared to $43 million in the prior year

•                  Exit of certain legacy businesses and jackpot expense reclassification

•                  Continued growth in the installed base

•                  Gaming product sales revenue down 10% to $67 million

•                  Lower gaming machine replacement unit shipments primarily to Latin America

Operating income down to $36 million from $45 million

•                  Lower revenue and a higher margin mix of business in the prior year

•                  Partially offset by lower operating expenses

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘18	Q2 ‘17	FX	Period Ended June 30	Q2 ‘18	Q2 ‘17	Change
				(In € millions, except machines)
Gaming				Lottery
Total Revenue	177	165	1%	Lotto wagers	1,981	1,842	7.5%
Gaming Services	176	165	1%	10eLotto	1,422	1,269	12.0%
Terminal	160	150	1%	Core	471	484	-2.7%
Other	16	14	5%	Late Numbers	33	88	-62.4%
Product Sales	0	1	NM	MillionDAY	54	—	NM

Lottery				Scratch & Win Wagers	2,237	2,183	2.4%
Total Revenue	193	171	7%
Lottery Services	193	171	7%	Italy lottery revenue growth			6.8%
FM/Concessions	243	219	5%
Other Services	(50)	(48)	0%	Gaming
Product Sales	0	0	0%	Installed base (end of period)
				VLT - Operator (B2C)	10,991	10,907	0.8%
Other				VLT - Supplier (B2B)	8,251	8,819	-6.4%
Total Revenue	71	67	1%	AWP	43,657	59,070	-26.1%
Service Revenue	71	67	1%	Total Installed Base	62,899	78,796	-20.2%
Product Sales	0	0	0%
				Wagers
Total				VLT - Operator (B2C)	1,407	1,370	2.7%
Revenue	441	404	3%	AWP	885	960	-7.8%
Operating Income	131	114	8%	Interactive Wagers (Gaming)	459	413	11.1%

				Other
				Sports Betting Wagers(1)	244	226	8.4%
				Sports Betting Payout (%)(1)	82.9%	82.3%	0.6pp

(1) Includes Virtual Wagers and Pools & Horses

Revenue up 9% to $441 million on a reported basis; up 3% at constant currency

•                  Lottery Service revenue rose 13% on a reported basis, 7% at constant currency, to $193 million

•                  Lotto wagers up 7.5% to €1,981 million on double-digit growth in 10eLotto

•                  MillionDAY wagers offset lower Late Numbers

•                  Scratch & Win wagers up 2.4% to €2.2 billion on sustained Miliardario momentum

•                  Gaming Service revenue increased to $176 million, up 1% at constant currency

•                  Strong underlying game performance

•                  Despite state-mandated reductions in AWP units

•                  Sports betting wagers up 8.4% to €244 million

•                  World Cup an important driver of wager growth

•                  Payout of 82.9% modestly above the prior year

Operating income increased 15% to $131 million; up 8% at constant currency

•                  Strong lottery profit flow-through

•                  Disciplined cost management

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of August 14, 2018

•                  Payment date of August 28, 2018

Recent Capital Markets Activity

•                  Issuance of €500 million 3.5% Senior Secured Notes due 2024

•                  Approximately €400 million of net proceeds used to fund partial tender of €700 million 4.125% bonds due 2020 and €500 million 4.75% notes due 2020

Investor Day

IGT will host an Investor Day on August 2, 2018 in New York City

•                  Primary focus of the event will be on IGT’s global lottery operations

•                  Please contact Investor_Relations@IGT.com to register for the event

•                  A live webcast may be accessed along with accompanying slides under “News, Events & Presentations” in the Investor Relations section of IGT’s website at www.IGT.com starting at 8:30 a.m. EDT.  A replay of the webcast and access to the accompanying slides will be available at www.IGT.com following the live event

Outlook

•                  Raising full year expectations for underlying business performance

•                  Improved operating outlook mitigates an approximate $26 million negative impact from foreign currency translation

•                  Maintain full year 2018 Adjusted EBITDA at $1,700-$1,780 million

•                  Adjusting EUR/USD rate to 1.19 for full-year period compared to 1.22 used in previous outlook; assumes a EUR/USD rate of 1.17 for balance of year

•                  Continue to expect capital expenditures of $575-$625 million for 2018

Conference Call and Webcast

July 31, 2018, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 3642779

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 3642779

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	June 30,
	2018	2017

Service revenue	1,007,067	1,023,478
Product sales	195,271	196,026
Total revenue	1,202,338	1,219,504

Cost of services	607,684	616,740
Cost of product sales	122,403	138,362
Selling, general and administrative	196,088	210,185
Research and development	63,957	80,512
Restructuring expense	3,140	11,463
Transaction income, net	(11)	(29,630)
Total operating expenses	993,261	1,027,632

Operating income	209,077	191,872

Interest income	3,351	2,460
Interest expense	(106,239)	(115,984)
Foreign exchange gain (loss), net	172,546	(220,386)
Other expense, net	(31,304)	(26,112)
Total non-operating income (expenses)	38,354	(360,022)

Income (loss) before provision for income taxes	247,431	(168,150)

Provision for income taxes	52,232	84,086

Net income (loss)	195,199	(252,236)

Less: Net income attributable to non-controlling interests	33,703	37,665

Net income (loss) attributable to IGT PLC	161,496	(289,901)

Net income (loss) attributable to IGT PLC per common share - basic	0.79	(1.43)
Net income (loss) attributable to IGT PLC per common share - diluted	0.79	(1.43)

Weighted-average shares - basic	204,118	202,946
Weighted-average shares - diluted	204,516	202,946

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the six months ended
	June 30,
	2018	2017

Service revenue	2,054,018	2,050,423
Product sales	355,276	321,665
Total revenue	2,409,294	2,372,088

Cost of services	1,225,742	1,241,034
Cost of product sales	225,754	252,698
Selling, general and administrative	411,306	410,709
Research and development	135,220	163,133
Restructuring expense	5,156	20,730
Transaction expense (income), net	44	(27,309)
Total operating expenses	2,003,222	2,060,995

Operating income	406,072	311,093

Interest income	6,350	5,086
Interest expense	(216,518)	(230,783)
Foreign exchange gain (loss), net	75,851	(267,223)
Other expense, net	(28,323)	(23,445)
Total non-operating expenses	(162,640)	(516,365)

Income (loss) before provision for income taxes	243,432	(205,272)

Provision for income taxes	112,737	73,756

Net income (loss)	130,695	(279,028)

Less: Net income attributable to non-controlling interests	72,345	65,663

Net income (loss) attributable to IGT PLC	58,350	(344,691)

Net income (loss) attributable to IGT PLC per common share - basic	0.29	(1.70)
Net income (loss) attributable to IGT PLC per common share - diluted	0.29	(1.70)

Weighted-average shares - basic	203,859	202,714
Weighted-average shares - diluted	204,345	202,714

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	568,197	1,057,418
Restricted cash	252,814	248,012
Trade and other receivables, net	869,851	937,854
Inventories, net	324,684	319,545
Other current assets	471,449	407,520
Income taxes receivable	49,544	94,168
Total current assets	2,536,539	3,064,517
Systems, equipment and other assets related to contracts, net	1,391,662	1,434,194
Property, plant and equipment, net	188,549	193,723
Goodwill	5,700,992	5,723,815
Intangible assets, net	2,152,036	2,273,460
Other non-current assets	2,270,086	2,427,953
Deferred income taxes	37,810	41,546
Total non-current assets	11,741,135	12,094,691
Total assets	14,277,674	15,159,208

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,131,717	1,240,753
Other current liabilities	1,217,519	1,780,875
Current portion of long-term debt	—	599,114
Short-term borrowings	28,400	—
Income taxes payable	138,770	55,935
Total current liabilities	2,516,406	3,676,677
Long-term debt, less current portion	8,069,984	7,777,445
Deferred income taxes	471,073	491,460
Income taxes payable	55,665	55,665
Other non-current liabilities	448,273	446,113
Total non-current liabilities	9,044,995	8,770,683
Total liabilities	11,561,401	12,447,360
Commitments and contingencies
Redeemable non-controlling interests and shareholders’ equity	2,716,273	2,711,848
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	14,277,674	15,159,208

International Game Technology PLC

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the six months ended
	June 30
	2018	2017
		Restated
Cash flows from operating activities
Net income (loss)	130,695	(279,028)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	202,448	185,906
Amortization	136,450	218,427
Service revenue amortization	111,115	101,039
Loss on extinguishment of debt	29,584	25,725
Stock-based compensation expense	17,119	3,273
Debt issuance cost amortization	11,534	10,042
Deferred income tax provision	(9,817)	(112,404)
Foreign exchange (gain) loss, net	(75,851)	267,223
Gain on sale of Double Down Interactive LLC	—	(51,233)
Other non-cash costs, net	481	4,051
Changes in operating assets and liabilities:
Trade and other receivables	49,832	146,763
Inventories	(20,787)	1,819
Upfront Italian license fees	(366,270)	(185,368)
Accounts payable	(56,732)	(105,477)
Other assets and liabilities	(39,651)	93,166
Net cash provided by operating activities	120,150	323,924

Cash flows from investing activities
Capital expenditures	(258,967)	(370,590)
Proceeds from sale of assets	6,065	162,758
Proceeds from sale of Double Down Interactive LLC, net of cash divested	—	823,662
Other	1,458	1,679
Net cash (used in) provided by investing activities	(251,444)	617,509

Cash flows from financing activities
Principal payments on long-term debt	(1,058,753)	(671,615)
Dividends paid - non-controlling interests	(125,808)	(50,464)
Dividends paid	(81,553)	(81,162)
Return of capital - non-controlling interests	(53,600)	(35,907)
Net payments of financial liabilities	(36,586)	(28,092)
Payments in connection with the extinguishment of debt	(24,281)	(38,824)
Debt issuance costs paid	(4,047)	—
Net proceeds from short-term borrowings	28,400	—
Capital increase - non-controlling interests	134,536	127,211
Proceeds from long-term debt	863,911	—
Other	(17,696)	(19,352)
Net cash used in financing activities	(375,477)	(798,205)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(506,771)	143,228
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	22,352	39,995
Cash and cash equivalents, and restricted cash at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash at the end of the period	821,011	724,539

Supplemental Cash Flow Information:
Interest paid	(262,886)	(245,753)
Income taxes refunded (paid)	13,313	(21,492)

International Game Technology PLC

Net Debt

($ thousands)

	June 30,	December 31,
	2018	2017

7.500% Senior Secured Notes due July 2019	146,897	148,231
4.125% Senior Secured Notes due February 2020	507,409	833,655
5.625% Senior Secured Notes due February 2020	596,715	595,767
4.750% Senior Secured Notes due March 2020	443,808	585,171
5.500% Senior Secured Notes due June 2020	125,400	125,709
6.250% Senior Secured Notes due February 2022	1,458,333	1,470,075
4.750% Senior Secured Notes due February 2023	981,330	1,008,601
5.350% Senior Secured Notes due October 2023	61,033	61,082
3.500% Senior Secured Notes due July 2024	576,923	—
6.500% Senior Secured Notes due February 2025	1,087,637	1,086,913
Senior Secured Notes, long-term	5,985,485	5,915,204

Revolving Credit Facilities due July 2021	347,708	76,880
Term Loan Facilities due January 2023	1,736,791	1,785,361
Long-term debt, less current portion	8,069,984	7,777,445

6.625% Senior Secured Notes due February 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	28,400	—
Total debt	8,098,384	8,376,559

Less: Cash and cash equivalents	568,197	1,057,418

Net debt	7,530,187	7,319,141

Note:  Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	June 30,
	2018	2017

Net income (loss)	195,199	(252,236)
Provision for income taxes	52,232	84,086
Non-operating (income) expenses	(38,354)	360,022
Depreciation	104,361	93,985
Amortization	68,058	102,186
Service revenue amortization	54,465	51,640
Restructuring expense	3,140	11,463
Stock-based compensation expense	2,941	2,424
Transaction income, net	(11)	(29,630)
Non-cash purchase accounting (excluding D&A)	(216)	(204)
Bad debt expense	—	11
Adjusted EBITDA	441,815	423,747

Cash flows from operating activities	42,940	30,372
Capital expenditures	(124,306)	(198,538)
Free Cash Flow	(81,366)	(168,166)

	For the six months ended
	June 30,
	2018	2017

Net income (loss)	130,695	(279,028)
Provision for income taxes	112,737	73,756
Non-operating expenses	162,640	516,365
Depreciation	202,448	185,906
Amortization	136,450	218,427
Service revenue amortization	111,115	101,039
Stock-based compensation expense	17,119	3,273
Restructuring expense	5,156	20,730
Transaction expense (income), net	44	(27,309)
Non-cash purchase accounting (excluding D&A)	(433)	(387)
Bad debt recovery	—	(17,862)
Adjusted EBITDA	877,971	794,910

Cash flows from operating activities	120,150	323,924
Capital expenditures	(258,967)	(370,590)
Free Cash Flow	(138,817)	(46,666)

International Game Technology PLC

ASC 606 - Revenue Recognition Impact

Condensed Consolidated Statements of Operations

($ thousands, except per share data)

Unaudited

	Q2 2018
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	1,235,184	(32,846)	1,202,338
Operating expenses	(1,006,924)	13,663	(993,261)
Provision for income taxes	(54,451)	2,219	(52,232)
Net income attributable to IGT PLC	178,460	(16,964)	161,496

Net income attributable to IGT PLC per common share - basic	0.87	(0.08)	0.79
Net income attributable to IGT PLC per common share - diluted	0.87	(0.08)	0.79

	Q2 2018 YTD
	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	2,442,577	(33,283)	2,409,294
Operating expenses	(2,032,509)	29,287	(2,003,222)
Provision for income taxes	(113,064)	327	(112,737)
Net income attributable to IGT PLC	62,019	(3,669)	58,350

Net income attributable to IGT PLC per common share - basic	0.31	(0.02)	0.29
Net income attributable to IGT PLC per common share - diluted	0.31	(0.02)	0.29

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q2 2018				Transaction	Q2 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,202,338	(182)	—	—	—	1,202,156

Cost of services	607,684	(21,061)	—	—	—	586,623
Cost of product sales	122,403	(3,912)	—	—	—	118,491
Selling, general and administrative	196,088	(26,736)	—	—	—	169,352
Research and development	63,957	(219)	—	—	—	63,738
Restructuring expense	3,140	—	—	(3,140)	—	—
Transaction income, net	(11)	—	—	—	11	—
Total operating expenses	993,261	(51,928)	—	(3,140)	11	938,204

Operating income	209,077	51,746	—	3,140	(11)	263,952

Interest expense, net	(102,888)	508	—	—	—	(102,380)
Foreign exchange gain, net	172,546	—	(172,546)	—	—	—
Other expense, net	(31,304)	1	—	—	29,584	(1,719)
Total non-operating income (expenses)	38,354	509	(172,546)	—	29,584	(104,099)

Income before provision for income taxes	247,431	52,255	(172,546)	3,140	29,573	159,853

Provision for income taxes (a)	52,232	12,345	3,683	589	—	68,849

Net income	195,199	39,910	(176,229)	2,551	29,573	91,004

Less: Net income attributable to non-controlling interests	33,703	25	—	—	—	33,728

Net income attributable to IGT PLC	161,496	39,885	(176,229)	2,551	29,573	57,276

Net income per common share - diluted	0.79					0.28
Weighted-average shares - diluted	204,516					204,516

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	June 2018				Transaction	June 2018
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	2,409,294	(359)	—	—	—	2,408,935

Cost of services	1,225,742	(42,216)	—	—	—	1,183,526
Cost of product sales	225,754	(7,781)	—	—	—	217,973
Selling, general and administrative	411,306	(53,585)	—	—	—	357,721
Research and development	135,220	(454)	—	—	—	134,766
Restructuring expense	5,156	—	—	(5,156)	—	—
Transaction expense, net	44	—	—	—	(44)	—
Total operating expenses	2,003,222	(104,036)	—	(5,156)	(44)	1,893,986

Operating income	406,072	103,677	—	5,156	44	514,949

Interest expense, net	(210,168)	1,012	—	—	—	(209,156)
Foreign exchange gain, net	75,851	—	(75,851)	—	—	—
Other expense, net	(28,323)	(2,184)	—	—	29,584	(923)
Total non-operating expenses	(162,640)	(1,172)	(75,851)	—	29,584	(210,079)

Income before provision for income taxes	243,432	102,505	(75,851)	5,156	29,628	304,870

Provision for income taxes (a)	112,737	24,255	6,329	1,141	—	144,462

Net income	130,695	78,250	(82,180)	4,015	29,628	160,408

Less: Net income attributable to non-controlling interests	72,345	50	—	—	—	72,395

Net income attributable to IGT PLC	58,350	78,200	(82,180)	4,015	29,628	88,013

Net income per common share - diluted	0.29					0.43
Weighted-average shares - diluted	204,345					204,345

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q2 2017				Transaction	Q2 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,219,504	(180)	—	—	—	1,219,324

Cost of services	616,740	(38,510)	—	—	—	578,230
Cost of product sales	138,362	(23,618)	—	—	—	114,744
Selling, general and administrative	210,185	(28,169)	—	—	—	182,016
Research and development	80,512	(210)	—	—	—	80,302
Restructuring expense	11,463	—	—	(11,463)	—	—
Transaction income, net	(29,630)	—	—	—	29,630	—
Total operating expenses	1,027,632	(90,507)	—	(11,463)	29,630	955,292

Operating income	191,872	90,327	—	11,463	(29,630)	264,032

Interest expense, net	(113,524)	717	—	—	—	(112,807)
Foreign exchange loss, net	(220,386)	—	220,386	—	—	—
Other (expense) income, net	(26,112)	1,617	—	—	25,725	1,230
Total non-operating expenses	(360,022)	2,334	220,386	—	25,725	(111,577)

(Loss) income before provision for income taxes	(168,150)	92,661	220,386	11,463	(3,905)	152,455

Provision for income taxes (a)	84,086	32,003	50,428	2,962	(85,782)	83,697

Net (loss) income	(252,236)	60,658	169,958	8,501	81,877	68,758

Less: Net income attributable to non-controlling interests	37,665	26	—	—	—	37,691

Net (loss) income attributable to IGT PLC	(289,901)	60,632	169,958	8,501	81,877	31,067

Net (loss) income per common share - diluted	(1.43)					0.15
Weighted-average shares - diluted (b)	202,946					203,076

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	June 2017				Transaction	June 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	2,372,088	(358)	—	—	—	2,371,730

Cost of services	1,241,034	(80,740)	—	—	—	1,160,294
Cost of product sales	252,698	(53,300)	—	—	—	199,398
Selling, general and administrative	410,709	(63,097)	—	—	—	347,612
Research and development	163,133	(411)	—	—	—	162,722
Restructuring expense	20,730	—	—	(20,730)	—	—
Transaction income, net	(27,309)	—	—	—	27,309	—
Total operating expenses	2,060,995	(197,548)	—	(20,730)	27,309	1,870,026

Operating income	311,093	197,190	—	20,730	(27,309)	501,704

Interest expense, net	(225,697)	1,805	—	—	—	(223,892)
Foreign exchange loss, net	(267,223)	—	267,223	—	—	—
Other (expense) income, net	(23,445)	1,651	—	—	25,725	3,931
Total non-operating expenses	(516,365)	3,456	267,223	—	25,725	(219,961)

(Loss) income before provision for income taxes	(205,272)	200,646	267,223	20,730	(1,584)	281,743

Provision for income taxes (a)	73,756	70,232	61,096	6,134	(84,929)	126,289

Net (loss) income	(279,028)	130,414	206,127	14,596	83,345	155,454

Less: Net income attributable to non-controlling interests	65,663	51	—	—	—	65,714

Net (loss) income attributable to IGT PLC	(344,691)	130,363	206,127	14,596	83,345	89,740

Net (loss) income per common share - diluted	(1.70)					0.44
Weighted-average shares - diluted (b)	202,714					203,066

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘18	Q2 ‘17	FX	Period Ended June 30	Q2 ‘18	Q2 ‘17	Change
Gaming
Total Revenue	570	630	-11%	Installed base (end of period)
Gaming Services	418	454	-10%	Casino	36,385	34,853	4.4%
Terminal	307	311	-4%	VLT - Government Sponsored (ex-Italy)	18,482	16,192	14.1%
Social (DDI)	0	43	-100%	VLT - Italy Supplier (B2B)	8,251	8,819	-6.4%
Other	111	99	10%	Total installed base	63,118	59,864	5.4%
Product Sales	152	177	-14%	Yield (average revenue per unit per day)	$27.89	$29.64	-5.9%
Terminal	114	132	-14%
Other	38	45	-15%	Additional Italian Network Details:
				VLT - Operator (B2C)	10,991	10,907	0.8%
Lottery				AWP	43,657	59,070	-26.1%
Total Revenue	542	502	6%
Lottery Services	499	485	1%	Machine units shipped
FM/Concessions	461	427	5%	New/Expansion	2,535	1,849	37.1%
LMA	39	55	-30%	Replacement	5,135	7,035	-27.0%
Other Services	(1)	2	-10%	Total machines shipped	7,670	8,884	-13.7%
Product Sales	42	18	140%
Terminal	20	1	NM	Global lottery same-store revenue growth
Systems/Other	22	16	32%	Instants & draw games			4.8%
				Multistate Jackpots			-7.2%
Other				Total lottery same-store revenue growth (ex-Italy)			3.5%
Total Revenue	91	87	0%	Italy lottery revenue growth			6.8%
Service Revenue	90	85	1%
Product Sales	1	2	-54%

Consolidated
Revenue	1,202	1,220	-3%
Operating Income:
Segment Total	313	315	-3%
Purchase Accounting	(52)	(90)	43%
Corporate Support	(52)	(33)	-57%
Total	209	192	5%